UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SpringWorks Therapeutics Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

85205L107
(CUSIP Number)

October 10, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 85205L107	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.: 85205L107	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.: 85205L107	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Joe Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.: 85205L107	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Aaron I. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,421,541

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,421,541

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,421,541

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.: 85205L107	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Boxer Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,421,541

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,421,541

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,421,541

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO; IA

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on September 19, 2022 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis regarding the Common Stock of SpringWorks Therapeutics, Inc. On October 10, 2024, Boxer Capital entered into an investment management agreement (the “IMA”) with Boxer Capital Management LLC (“BCM”), a registered investment advisor controlled by Aaron I. Davis. Pursuant to the IMA, Boxer Capital has delegated exclusive voting and investment power over its investment portfolio to BCM. Consequently, BCM has acquired beneficial ownership of the securities held in Boxer Capital’s investment portfolio and, without reflecting any change in its economic interest in such securities, Boxer Capital has thereby ceased to beneficially own the securities held in its investment portfolio, including shares of Common Stock. To the extent applicable, the Original Filing, as hereby amended, is hereby adopted by BCM and Mr. Davis as their original filing on Schedule 13G regarding the Common Stock. The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing, as amended. Boxer Capital, Boxer Management, Mr. Lewis, Mr. Davis and BCM report herein that they have ceased to beneficially own more than 5% of the outstanding shares of Common Stock.
Item 2(a): Name of Person Filing
Item 2(a) is hereby amended and restated to read as follows:

This Schedule 13G is jointly filed by Boxer Capital, Boxer Management, Mr. Lewis, Mr. Davis and BCM (collectively, the “Reporting Persons”).

Boxer Management is the managing member and majority owner of Boxer Capital. Mr. Lewis is the sole indirect owner of and controls Boxer Management. BCM is a registered investment advisor, providing investment management services to Boxer Capital. Mr. Davis is the Managing Member of BCM and is a member of and has voting and dispositive power over securities beneficially held by BCM. With his immediate family, Mr. Davis indirectly owns the membership interests in BCM.

Item 2(b): Address of Principal Business Office or, if None, Residence

Item 2(b) is hereby amended and restated to read as follows:

The principal business address of Boxer Capital, Mr. Davis and BCM is: 12860 El Camino Real, Suite 300, San Diego, CA 92130. The principal business address of Boxer Management and Mr. Lewis is: Albany Financial Center, Suite 207, Lewis Drive, N7776, New Providence, Bahamas.

Item 2(c): Citizenship

Item 2(c) is hereby amended and restated to read as follows:

Boxer Capital and BCM are limited liability companies organized under the laws of Delaware. Boxer Management is a Bahamian international business company. Mr. Lewis is a citizen of the United Kingdom. Mr. Davis is a citizen of the United States of America.

Item 4: Ownership

Item 4 is hereby amended and restated to read as follows:

(a)	Amount beneficially owned: BCM and Mr. Davis beneficially own 3,421,541 shares of Common Stock. The Reporting Persons beneficially own, in the aggregate, 3,421,541 shares of Common Stock.
(b)
Percent of class: All percentages of beneficial ownership set forth herein are based on 74,273,027 shares of Common Stock reported outstanding on August 1, 2024 in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 7, 2024. The number of shares of Common Stock beneficially owned by the Reporting Persons in the aggregate represents 4.6% of the Issuer’s outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Common Stock.
(ii)	shared power to vote or to direct the vote: BCM and Mr. Davis have shared power to vote or to direct the vote of 3,421,541 shares of Common Stock.
(iii)	sole power to dispose or to direct the disposition of: None of the Reporting Persons has sole power to dispose or to direct the disposition of any shares of Common Stock.
(iv)	shared power to dispose or to direct the disposition of: BCM and Mr. Davis have shared power to dispose or to direct the disposition of 3,421,541 shares of Common Stock.
Item 5: Ownership of Five Percent or Less of a Class
With respect to the Reporting Persons:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.
Item 6: Ownership of More than Five Percent on Behalf of Another Person

Item 6 is hereby amended and restated to read as follows:

Other than as may result from indirect interests of investors in Boxer Capital, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends, or proceeds of sale of the securities disclosed herein.

Item 10: Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.
Exhibits
2	Joint Filing Agreement, dated October 25, 2024, among the Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  October 25, 2024

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Paul Higgs
	Name:	Paul Higgs
	Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Authorized Signatory

AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually
BOXER CAPITAL MANAGEMENT, LLC

By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Managing Member